Exhibit 99.1

EXECUTION VERSION

COCA-COLA HBC FINANCE B.V.,

COCA-COLA HELLENIC BOTTLING COMPANY S.A.,

COCA-COLA HBC HOLDINGS B.V.,

COCA-COLA HBC AG

and

THE BANK OF NEW YORK MELLON, as Trustee

SECOND SUPPLEMENTAL INDENTURE

Dated as of July 22, 2013

To the Indenture, dated as of September 17, 2003,

among Coca-Cola HBC Finance B.V.,

Coca-Cola Hellenic Bottling Company S.A. and

The Bank of New York (now known as The Bank of New York Mellon), as Trustee

Provision of Guarantees

SECOND SUPPLEMENTAL INDENTURE, dated as of July 22, 2013 (the “Second Supplemental Indenture”), among COCA-COLA HBC FINANCE B.V., a private limited liability company incorporated under the laws of The Netherlands (the “Company”), COCA-COLA HBC HOLDINGS B.V., a private limited liability company incorporated under the laws of The Netherlands (the “New Guarantor”), COCA-COLA HBC AG, a company limited by shares (Aktiengesellschaft) under the laws of Switzerland (the “Parent Guarantor”), COCA-COLA HELLENIC BOTTLING COMPANY S.A., incorporated with limited liability under the laws of Greece (the “Original Guarantor”, together with the New Guarantor and the Parent Guarantor, the “Guarantors”), and The Bank of New York Mellon, a New York banking corporation duly organized and existing under the laws of the State of New York, as trustee (the “Trustee”) to the Indenture, dated as of September 17, 2003, among the Company, the Original Guarantor and the Trustee (formerly known as The Bank of New York) (the “Base Indenture”).

RECITALS

WHEREAS, the Company, the Original Guarantor and the Trustee are parties to the Base Indenture, which provides for the issuance from time to time of unsecured debt securities of the Company, including its existing 5.125% Notes due 2013 and 5.500% Notes due 2015 (the “Outstanding Notes”) issued pursuant to the Base Indenture;

WHEREAS, the Company, the Original Guarantor, the Parent Guarantor and the Trustee are parties to the First Supplemental Indenture, dated June 18, 2013 (the “First Supplemental Indenture”), under which the Parent Guarantor became an additional guarantor to the Outstanding Notes;

WHEREAS, the Company, the Original Guarantor and the New Guarantor are part of the group of companies of the Parent Guarantor;

WHEREAS, the New Guarantor wishes to expressly assume by an indenture supplemental to the Base Indenture, jointly and severally with the Original Guarantor, the due and punctual performance of the guarantees of the Original Guarantor with respect to the Outstanding Notes (the “Original Guarantees”) and the performance of, in each case, every covenant of the Base Indenture on the part of the Original Guarantor to be performed or observed, in each case, and the Original Guarantor wishes to remain, jointly and severally with the New Guarantor, obligated to duly and punctually perform the Original Guarantees and every covenant of the Base Indenture on its part to be performed or observed;

WHEREAS, the Base Indenture, as supplemented by the First Supplemental Indenture, permits this supplement thereto without the consent of Holders of the Outstanding Notes;

WHEREAS, the Company and each of the Guarantors has taken all necessary corporate action to authorize the execution and delivery of this Second Supplemental Indenture;

NOW, THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, each Guarantor and the Trustee mutually agree as follows:

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ARTICLE I

Provisions of General Application

SECTION 1.01                                      Definitions.

Unless otherwise defined in this Second Supplemental Indenture, all terms used in this Second Supplemental Indenture shall have the meanings assigned to them in the Base Indenture.

SECTION 1.02                                      Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 1.03                                      Severability Clause.

In case any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 1.04                                      Benefits of Instrument.

Nothing in this Second Supplemental Indenture, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Second Supplemental Indenture or the Base Indenture.

ARTICLE II

Guarantees

SECTION 2.01                                      Guarantees of New Guarantor.

(a)                                 Subject to the Base Indenture and this Second Supplemental Indenture, and unless provided otherwise with respect to any future series of securities (other than the Outstanding Notes) under any Board Resolution or indenture supplement establishing the terms of such series of security, the New Guarantor hereby fully and unconditionally assumes, jointly and severally with the Original Guarantor, the due and punctual performance of the Original Guarantees and the performance of every covenant of the Base Indenture on the part of the Original Guarantor to be performed or observed on the Outstanding Notes whether at their Stated Maturity, by acceleration, redemption, repayment or otherwise in accordance with the terms of the Base Indenture and this Second Supplemental Indenture.  In the case of the failure of the Company to pay punctually any principal, premium or interest on the Outstanding Notes, the New Guarantor shall cause any such payment to be made as it becomes due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise.

(b)                                 The parties agree that the New Guarantor shall have, and may exercise, the same rights and powers and shall have the same obligations as the Original Guarantor with respect to the Original Guarantees and otherwise under the Base Indenture.

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SECTION 2.02                                      Guarantees of the Original Guarantor.

Subject to the Base Indenture and this Second Supplemental Indenture, and unless provided otherwise with respect to any future series of securities (other than the Outstanding Notes), the Original Guarantees shall continue in full force and effect and the Original Guarantor shall remain, jointly and severally with the New Guarantor, obligated to duly and punctually perform the Original Guarantees and every covenant of the Base Indenture on its part to be performed or observed in accordance with the terms and provisions of the Base Indenture, it being expressly agreed that the Original Guarantor has not been and shall not be relieved from any of its obligations pursuant to Section 803 of the Base Indenture as a result of any transaction occurring on or prior to or otherwise in connection with the execution and delivery of this Second Supplemental Indenture.

ARTICLE III

Miscellaneous Provisions

SECTION 3.01                                      Effectiveness.

This Second Supplemental Indenture will become effective upon its execution and delivery by all parties hereto.

SECTION 3.02                                      Notice, Submission to Jurisdiction and Agent of Service of Process.

For the purpose of all notice requirements, the address of the New Guarantor shall be Attention: Legal Department, Coca-Cola HBC Holdings B.V., Naritaweg 165, 1043BW Amsterdam.

The New Guarantor agrees that any legal suit, action or proceeding arising out of or based upon this Second Supplemental Indenture, the Base Indenture or the guarantees may be instituted in any state or Federal court in the Borough of Manhattan, The City of New York, New York, United States, waives, to the extent it may effectively do so, any objection which it may have now or hereafter to the laying of the venue of any such suit, action or proceeding, and irrevocably submits to the jurisdiction of any such court in any such suit, action or proceeding.

The New Guarantor has designated and appointed CT Corporation System (or any successor corporation) as the New Guarantor’s authorized agent to accept and acknowledge on its behalf service of any and all process which may be served in any such suit, action or proceeding in any such court and agrees that service of process upon said agent at its office at 111 Eighth Avenue, New York, New York, 10011, attention Service of Process Department (or at such other address in the Borough of Manhattan, The City of New York, as the New Guarantor may designate by written notice to the Company and the Trustee) shall be deemed in every respect effective service of process upon the New Guarantor in any such suit, action or proceeding and shall be taken and held to be valid personal service upon the New Guarantor, whether or not the New Guarantor shall then be doing, or at any time shall have done, business within the State of New York, and any such service of process shall be of the same force and validity as if service were made upon it according to the laws governing the validity and requirements of such service in such State, and waives all claim of error by reason of any such service.

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SECTION 3.03                                      Ratification and Integral Part; Effect.

(a)                                 The Base Indenture, as supplemented by the First Supplemental Indenture and this Second Supplemental Indenture, is in all respects ratified and confirmed, and this Second Supplemental Indenture will be deemed an integral part of the Base Indenture in the manner and to the extent herein and therein provided.

(b)                                 For the avoidance of doubt, upon the execution of the Second Supplemental Indenture, the Base Indenture shall be modified in accordance therewith, and the Second Supplemental Indenture shall form a part thereof for all purposes; and every Holder of Securities, including every Holder of Outstanding Notes, shall be bound thereby.

SECTION 3.04                                      Priority.

This Second Supplemental Indenture shall be deemed part of the Base Indenture, as supplemented by the First Supplemental Indenture, in the manner and to the extent herein and therein provided.  The provisions of this Second Supplemental Indenture shall, subject to the terms hereof, supersede the provisions of the Base Indenture, as supplemented by the First Supplemental Indenture, to the extent the Base Indenture, as supplemented by the First Supplemental Indenture, is inconsistent herewith.

SECTION 3.05                                      Successors and Assigns.

All covenants and agreements in this Second Supplemental Indenture by the parties hereto shall bind their respective successors and assigns, whether so expressed or not.

SECTION 3.06                                      Counterparts.

This Second Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 3.07                                      The Trustee.

The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company and the Guarantors.

SECTION 3.08                                      Governing Law.

This Second Supplemental Indenture and the guarantees provided herein will be governed by and construed in accordance with the laws of the State of New York.

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IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed, all as of the day and year first above written.

COCA-COLA HBC HOLDINGS B.V. as New Guarantor

By:	/s/ Hana Balcarova

Name: Hana Balcarova

Title: Director A

By:	/s/ Bart Jansen

Name: Bart Jansen

Title: Director B

COCA-COLA HBC FINANCE B.V. as Company

By:	/s/ Hana Balcarova

Name: Hana Balcarova

Title: Director A

By:	/s/ Bart Jansen

Name: Bart Jansen

Title: Director B

[Second Supplemental Indenture Signature Page 1 of 3]

COCA-COLA HELLENIC BOTTLING COMPANY S.A. as Original Guarantor

By:	/s/ Spyros Mello

Name: Spyros Mello

Title: Member of the Finance Committee

By:	/s/ Garyfallia Spyriouni

Name: Garyfallia Spyriouni

Title: Member of the Finance Committee

COCA-COLA HBC AG as Parent Guarantor

By:	/s/ Jan Gustavsson

Name: Jan Gustavsson

Title: Member of the Finance Committee

By:	/s/ Michalis Imellos

Name: Michalis Imellos

Title: Member of the Finance Committee

[Second Supplemental Indenture Signature Page 2 of 3]

THE BANK OF NEW YORK MELLON as Trustee

By:	/s/ Beth Kleeh

Name: Beth Kleeh

Title: Vice President

[Second Supplemental Indenture Signature Page 3 of 3]